March 19, 2012

CONFIDENTIAL

Mr. John P. Nolan

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	DFC Global Corp.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Proxy Statement on Schedule 14A
Filed October 13, 2011
Form 10-Q for the Quarterly Periods Ended September 30, 2011 and December 31, 2011
Filed November 7, 2011 and February 9, 2012
File No. 000-50866

Dear Mr. Nolan:

On behalf of DFC Global Corp., a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2011, filed with the Securities and Exchange Commission on August 29, 2011, its Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2011, and its Form 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2011, filed with the Securities and Exchange Commission on November 7, 2011 and February 9, 2012, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated March 6, 2012. In our letter, we refer to DFC Global Corp. (formerly known as Dollar Financial Corp.), the registrant (together with its subsidiaries), as the “Company”, or “we”, “us” or “our”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Form 10K for the Fiscal Year Ended June 30, 2011:

Business, page 2

Short-Term Single Payment Loans, page 9

1.	Given that 55 percent of your revenues were derived from payday loans, please provide to us and undertake to revise your description of your payday loan business, on page 9, to provide more detail including, but not limited to, the following:

•	revise the first paragraph to disclose what if any underwriting standards you apply to loan applications including whether you make loans without checking the credit history of borrowers;

•

revise the second paragraph to disclose the percentage of your payday loans during the past fiscal year that at the end of their initial term were rolled over, extended, renewed or paid and replaced by a new payday loan (consecutive transaction); and

•

revise the fifth paragraph to disclose the actual “number of unpaid balances beyond stated terms” and the aggregate amount as of the end of your last fiscal year and provide detail as to the policies and procedures of your “collection activities.”

Set forth below is a discussion of the Company’s short-term single payment consumer loans based on the disclosure provided in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”).

In response to the Staff’s request to provide supplementary disclosure concerning the underwriting standards that we apply to loan applications, we have provided additional details of our loan application and credit scoring processes in the fourth, fifth and sixth paragraphs of our proposed revisions. With respect to the Staff’s request to provide additional disclosure regarding our loan portfolio which is “beyond stated terms”, which we have revised to refer to “loans in default” to correspond to the information provided by us in our financial statements, we have provided in the ninth paragraph of our proposed revisions information regarding the amounts of loans in default as a percentage of our outstanding loan portfolio as reflected on our balance sheet as of June 30, 2011. We have also provided additional detail regarding our collection activities in the eleventh paragraph of our proposed revisions.

Regarding the Staff’s request for information concerning the percentage of short-term single payment loans during the past fiscal year that at the end of their initial term were “rolled over, extended, renewed or paid and replaced by a new payday loan”, we respectfully inform the Staff that we do not have the ability to track this data on a consistent basis globally. As noted in the proposed disclosure below, where permitted by law, certain of our business units permit customers to renew a loan before its due date by agreeing to pay the current finance charge for the right to make payment of the outstanding principal balance at a later date plus an additional finance charge. In such a circumstance, we deem the transaction to result in a new loan, and we do not track such transactions solely based upon the nature of the transaction giving rise to the new loan.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We undertake to provide disclosure of a substantively similar nature as our proposed revisions in our Annual Report on Form 10-K for the fiscal year ending June 30, 2012 and other applicable filings.

Short-Term Loans

We originate unsecured, single-payment short-term consumer loans at most of our retail financial service locations in Canada, the United Kingdom and the United States. We also offer short-term single-payment consumer loans via the Internet in the United Kingdom, in the provinces of Ontario and Alberta, Canada, and in Finland, Sweden and Poland. Internet-originated loans are predominantly made by directing the customer to one of our websites, generally through direct online marketing.

We originated approximately $1.8 billion of short-term single-payment consumer loans during fiscal 2010 and approximately $2.2 billion during fiscal 2011. We bear the entire risk of loss related to these loans.

Our single-payment short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer’s personal check or an authorization to debit the customer’s bank account for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for payment by manual deposit or an electronic debit to the customer’s bank account for the amount due. The average loan amount across all of our business units globally which offer short-term single payment loans is $500 or less.

We manage our underwriting risk with respect to our unsecured loan portfolio on a global, as well as a business unit, basis. Our global credit group, which is comprised of experienced and highly educated individuals in academic fields such as finance, statistics and economics based at our global headquarters in Berwyn, Pennsylvania, is responsible for monitoring global customer loan and collections performance using real-time lending and collections performance data. In conjunction with local business unit expertise, our global credit group continually revises our lending criteria and customer scoring models based on current customer and economic trends, and has the ultimate ability to implement changes to business unit point-of-sale systems as necessary.

Customer information is automatically, in our online businesses, and, manually, in retail cases, screened for legal age, employment, income, ownership of a bank account, residence in the jurisdiction in which a loan is originated and fraud. Based on this information and additional derived indicators, a loan application is systematically reviewed using our proprietary scoring systems and criteria to approve and determine a maximum loan amount with respect to, or otherwise to decline, the application. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is typically paid to the customer in cash or, in the case of Internet-based loans, directly deposited into the customer’s bank account. Additional derived indicators include information obtained from internally collected data on customers’ behavior, as well as data from third-party credit reporting services such as TransUnion, Experian and CallCredit.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We have developed proprietary predictive scoring models for our businesses which employ advanced statistical methods that incorporate the performance of our loan portfolio over our history in order to ensure systematic compliance and standards are applied to applicants. Upon initial qualification, we apply those predictive scoring models to offer our customers unsecured short-term loans in an appropriate amount to enhance their likelihood to repay their loans. Furthermore, in some jurisdictions in which we operate, such as in several U.S. states and Canadian provinces, maximum loan amounts are determined by local law and regulations based on a customer’s income level.

Where permitted by law, our customers may choose to renew a short-term single payment loan before its due date by agreeing to pay the current finance charge for the right to make payment of the outstanding principal balance at a later date plus an additional finance charge. If a loan is renewed, the renewal is considered to be a new loan.

We also offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer’s home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in northern and western Poland.

We had approximately $176.8 million of unsecured consumer loans outstanding as of June 30, 2011. As of June 30, 2011 and excluding loans which we have charged off the balance sheet, we had approximately $51.5 million of consumer loans that were considered to be in default, representing 22.6% of all consumer loans outstanding on our balance sheet as of such date.

Because our revenue from our global consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term single-payment consumer loan products due to the number of loans in default.

We operate centralized collection centers to coordinate a consistent approach to customer service, ensure local regulatory compliance and leverage advanced technology collection tools in each of our markets. We use a variety of collection strategies to satisfy a delinquent loan, such as readily accepting local consumer hardship programs, in-house settlements and payment plans. Call center employees contact customers following the first missed payment and periodically thereafter in compliance with applicable law. Our primary methods of contacting customers with loans in default are through phone calls and correspondence. In some instances, we sell loans that we are unable to collect to debt collection companies.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Management’s Discussion and Analysis, page 33

2.	Please provide to us and undertake to revise your executive summary to include discussion and analysis of the following:

•	trends in the regulation of payday lending in each of your markets including new regulations, examination and investigations of payday lenders by the Consumer Financial Protection Bureau; and

•	trends in your conducting business over the Internet and any changes in competition.

Set forth below is a discussion of (i) recent regulatory developments relating to short-term single payment loans in each of the primary markets in which we operate that are material to our business, and (ii) trends and competition in our Internet-based business. We undertake to provide disclosure of a substantially similar nature in the Executive Summary portion of the Management’s Discussion and Analysis section of its future Forms 10-K and 10-Q filings, to the extent material to our business and results of operations.

Trends and Competition in Internet-based Business

Within the past two years, we have significantly expanded our online presence and obtained scalable technological platforms in several markets, most notably in the United Kingdom and Finland. We expect to continue to expand our online lending business in the future, both through acquisitions as well as by organic growth, such as the Internet-based business that we started in Poland in February 2012. Although we have seen a general increase in the number of competitors within the online markets in which we now operate, we believe that competition in the online loan market continues to be largely fragmented with high barriers to entry, including the ability to raise sufficient capital to fund loans and growth in loan portfolios, the ability to implement effective underwriting, collections and fraud prevention processes, technology requirements, marketing costs, customer privacy issues and other regulatory and compliance requirements.

Recent Regulatory Developments

Set forth below is a brief discussion of recent legal and regulatory developments in markets in which we operate that may have a material impact on us and our results of operations.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

In the United Kingdom, our consumer lending activities must follow the Irresponsible Lending Guidance of the Office of Fair Trading, which we refer to as the OFT, and the OFT’s Debt Collection Guidance, which was updated in October 2011 but is under further review. The Debt Collection Guidance could restrict the number of times and the amounts that we are allowed to debit a customer’s account. In addition, in February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector’s compliance with the Consumer Credit Act of 1974, the Irresponsible Lending Guidance and other relevant guidance and legal obligations. As part of this review, we are among 50 companies offering short-term loans which recently received notice from the OFT of impending on-site inspections by the OFT that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT has not yet informed us when those inspections will occur. Furthermore, the OFT is requiring us to complete comprehensive surveys with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. As we continue to evaluate the regulatory developments in the United Kingdom, including the OFT guidance, we may consider making changes to our lending and collection practices, but we presently cannot predict the impact, if any, of such changes on our U.K.-based businesses.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 was enacted, which among other things, created the Consumer Financial Protection Bureau, which we refer to as the CFPB. The CFPB has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. In January 2012, the CFPB published a field guide for its examiners to use to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, as part of the CFPB’s payday lending supervision program. Under this program, the CFPB plans to gather information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The program’s implementation will be based on the CFPB’s assessment of consumer risk, including volume of business and state regulatory oversight. We have not received notice from the CFPB that our U.S. operations are a specific focus of the short-term lending supervision program.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission of motions to parliament that sought to introduce more stringent rules in the micro-lending market, the Ministry of Justice has nominated a working group to review the existing regulatory framework in Finland. Potential changes could include interest rate caps or other limitations on the availability of micro-loans. Our Risicum subsidiary is a member of the Finnish Association for Micro Loans, which is represented on the Ministry of Justice working group. The working group is expected to issue a final memorandum in Spring 2012, which would then be reviewed by the Ministry of Justice and may thereafter be considered for legislation.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Supplemental Statistical Data, page 61

3.	Given the significant increase in pawn lending in 2011 compared to 2010, please consider revising future filings to present statistical data related to this lending activity that enables a reader to better understand the key drivers behind the reported results for this line of business.

As our business continues to evolve, we continue to evaluate the appropriate supplementary disclosures to provide a meaningful description of our businesses. In that regard and with the increases related to our pawn lending operations, we will revise future filings to present data in our Management’s Discussion and Analysis or in a supplemental table information that enables a reader to better understand the key drivers behind the reported results.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 71

4.	We note on page 73 that you have reclassified pawn loans from Consumer Loans, net and now separately present them on your Consolidated Balance Sheet, with the balance increasing from $35.5 million at June 30, 2010 to $136.2 million at June 30, 2011. We further note that you do not separately present cash flow activities associated with these loans. Please address the following:

•

Tell us how you treat the cash flows related to the sale of forfeited collateral associated with pawn lending in your statements of cash flows and when the related cash flows are recorded. Specifically address how and when the related cash inflows and outflows for each classification are recorded and your basis for including the amounts you do in each classification when you do.

•

Tell us whether you have included any noncash activities in your statements of cash flows. In this regard, it would appear consistent with ASC 230-10 that when pawn loans are forfeited one would disclose the loan forfeiture as non-cash investing activity since the transfer of collateral into an inventory account does not represent a cash transaction. Furthermore, when the collateral is sold, it would appear appropriate to bifurcate the cash inflow between the investing and operating sections to reflect the return of the original investment in the investing section and any gross profit on the sale as a return on the loan investment in the operating section.

•	Tell us how you report pawn loans that are renewed in the cash flow statement and the basis for that treatment under ASC 230-10.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Our historical redemption rate on pawn loans is in excess of 85%, which means that for more than 85% of our pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. If the loan is not repaid, the pledged item is auctioned, the proceeds of which are used to satisfy the amount represented as the pawn loan principal plus accrued interest and fees previously recorded in the balance sheet and any proceeds in excess of such amount are returned to the customer.

From a cash flow perspective, a cash inflow is recognized on any unredeemed pledge when an item is sold at auction, or sold to a third party in our retail stores. Any amount due to the customer is recorded as a liability when the item completes the auction process. If the item does not sell at auction, it is either held for sale in one of our retail stores, or sent to a smelter, within several weeks of the customer default. All cash flows related to sales of forfeited collateral are included in operating cash flows, and changes in inventory balances are included in (increase) decrease in prepaid expenses and other assets on the statements of cash flows. We have not disclosed the non-cash activity related to forfeited collateral because the amounts have historically been immaterial. The amount of transfers between pawn loans receivable and pawn inventory was less than $2.5 million for each of fiscal years ended June 30, 2009, 2010 and 2011. We will disclose the movements from pawn loans to inventory as non-cash transactions in our future filings beginning with our Form 10-Q for the quarterly period ended March 31, 2012 as proscribed by ASC 230-10-50-3.

Pawn loans that are renewed are not reflected on the statement of cash flows. We believe this treatment is in accordance with ASC 230-10-10-1 as a renewal does not represent a cash payment or receipt and does not represent a transfer between balance sheet accounts, as contemplated by ASC 230-10-50-3 and ASC 230-10-50-4.

5.	As a related matter, please tell us your basis for treating the consumer loan activities as cash flows from operating activities. In this regard, it would appear consistent with ASC 230-10-45-12 to classify all cash flows aside from the portion of repayment that represents interest and fees and the provision for loans losses in the investing section as these loans were not acquired specifically for resale but rather for investment.

We have determined that our consumer lending service is a component of our operating cash flows because it is a direct source of our revenues. All of our inputs into our consumer loan process, including sales efforts, origination and collection activities, etc., are operating activities necessary to maintain the necessary working capital to support and grow our consumer loans, and therefore our revenues and business activity. ASC 230-10-20 states that operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. As addressed more fully in the succeeding paragraphs, changes in our short-term loans are sources of cash uses and receipts that are necessary to provide our store and on-line origination channels with the working capital to provide our consumer lending service.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We acknowledge that the application of ASC 230-10 is not clear as it relates to our revenue producing activity, and therefore we have selected our consumer lending activity cash flow classification after consideration of different alternatives, including the classification as an investing activity. We selected operating activity classification because the nature of our business is such that our loans, which represent very short term customer advances generally for amounts of less than $500, have more attributes of a retail sales activity than attributes consistent with an investment activity. For example, because the period of time to original contract maturity is so short in duration (1-45 days, averaging 10 to 15 days, depending on jurisdiction), it is not possible to “reinvest” in replacement advances without active input from our workforce through our retail store network. Each $100 invested must be turned over through our retail network many times – with existing or different customers – within an annual cycle in order for us to generate revenue. Also, although our advances meet the definition of a loan as defined in the Codification, the return earned on each advance is inconsistent with the concepts of an investment return because it does not vary based on the length of time the advance is outstanding. The income earned is a fixed fee of the dollar amount advanced, regardless of whether the contract term is 1 day, 5 days or 15 days. For this reason, recognizing that cash does not meet the Codification definition of inventory, we believe the fee earned on an advance is more analogous to a gross margin on an inventory sale versus an interest receipt typical of a loan investment.

We also have reviewed competitor public filings, and have determined that there is diversity in practice of the cash flow presentation of consumer lending activities, with several of our competitors also classifying such activity within operating activities.

Application of ASC 230-10

Among others, one objective of ASC 230-10 is to enable investors, creditors, and others to assess the entity’s ability to generate positive future net cash flows1. Fundamentally, our ability to generate positive future net cash flows sufficient to grow our revenues is dependent on our ability to originate volumes of receivables at levels greater than in previous periods. The maturity of our existing loan portfolio will not provide a significant source of cash flows that can be utilized to generate positive future net cash flows absent our ability to repeatedly originate additional 1 - 45 day advances and earn a fee on such origination activity. We generate 100% of our advances and growth with existing working capital cash flow.

ASC 230-10 states that when certain cash receipts and payments have aspects of more than one class of cash flows, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item2. In consideration of this guidance, and as described above, we have determined that the predominant source of cash flows for the item is the fee charged on the advance, especially when considering that a $100 advance, turned over throughout the annual period with existing or different customers, yields cash flows of approximately $340 on average. Additionally, we have analyzed the components of costs that the fee collected represent and have determined that the fee is principally related to the operating costs associated with sales, origination, collection and write-off activities, and a very small component represents an interest component. Classifying the entirety of the cash flows related to the advance process as an operating activity is consistent with the principles of ASC 230, based on the guidance referenced in this paragraph.

[1]	ASC 230-10-10-2a

[2]	ASC 230-10-45-22

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Since the statement of cash flows guidance in ASC 230 is principles based and often requires judgments about classifying certain cash receipts and cash payments and in its application to the business activities of an organization, as indicated in paragraph 87 of the original basis for conclusions for FAS 95, and described by the Staff throughout publically available speeches and identified in our research of publically available comment letters to registrants, we understand that employing judgment requires transparency in its application. Accordingly, we will supplement our accounting policy in future filings beginning with our March 31, 2012 Form 10-Q by providing the following disclosure:

Cash Flows

For purposes of the statement of cash flows, we consider our consumer and pawn lending activities to be a component of our operating cash flows because it is the direct source of our revenues. The changes in our loans and single payment advances are sources of cash uses and receipts that are necessary to provide our store and on-line origination channels with the working capital to provide our consumer and pawn lending services. An objective of ASC 230-10 is to enable investors, creditors and others to assess the entity’s ability to generate positive future cash flows. Fundamentally, our ability to generate positive future cash flows sufficient to grow our revenues is dependent upon our ability to originate volumes of receivables at levels greater than in previous periods.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loans in Default / Consumer Loan Loss Reserves Policy, page 74

6.	We note that you segregate consumer loans and consumer loans in default along with the associated allowance for loan losses for each of these classifications. We also note your loans in default and consumer loan loss reserves policies on page 74, which appear to indicate that an allowance is not established until the period in which the loan is placed in default status. Please revise your disclosure in future filings to more clearly disclose your loan loss reserve policy for both consumer loans and consumer loans in default and to bridge the gap between this policy disclosure and the aforementioned segregated presentation throughout the financial statements.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We will revise our disclosure in future filings to more clearly disclose our loan loss reserve policy for both consumer loans and consumer loans in default and to bridge the gap between this policy disclosure and the aforementioned segregated presentation throughout the financial statements.

7.	We note your disclosure on page 42, and elsewhere throughout the Form 10-K, that the provision for loan losses was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the UK, which typically carry a higher loan loss, but lower overall operating costs than the store based business. Furthermore, in the recent earnings conference calls management stated that losses run two times as high in the Internet lending business compared to in-store originated consumer loans. Please revise future filings to:

•	explain the underlying factors which resulted in higher credit risk in your Internet based lending compared to in-store originated consumer loans;

•	explain whether the default and delinquency statistics for Internet based loans show a different trend than in-store originated consumer loans; and

•	discuss how you consider these factors in the determination of your allowance for loan losses.

We establish and maintain a loan loss reserve for current loans as described in our Annual Report on Form 10-K for the year ended June 30, 2011 in note 2 to our consolidated financial statements, which is our Summary of Significant Accounting Policies under the heading of “Consumer Loan Loss Reserve Policy”. We will revise future filings to explain the underlying factors which resulted in higher credit risk in our Internet lending business compared to in-store originated loans. We refer the Staff to our response to comment 10 below, which addresses the difference in loss rates associated with our in-store lending versus our Internet-based loan portfolios. We will also revise future filings to explain whether the default and delinquency statistics for Internet based loans show a different trend than in-store originated consumer loans, as well as discuss how we consider these factors in the determination of our allowance for loan losses.

8.	Please tell us how you determined that Internet based loans should not be identified as a separate portfolio segment or class in accordance with ASU 2010-20. Also tell us if you pool Internet based loans with in-store originated consumer loans when you collectively measure impairment on this portfolio. If you do, please tell us how you determined that these loans share common risk characteristics given the higher charge-off percentage associated with the Internet loans. Lastly, tell us how you determined that Internet based loans should not be identified as a separate class of consumer loans receivable.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Prior to our acquisitions of MEM in April 2011 and Risicum in July 2011 our Internet-based lending was a small portion of our business, and was only available in the United Kingdom. These two acquisitions more than tripled the amount of revenue we derive from Internet-based lending. We will update our future disclosures associated with our Internet-based lending activities as we continue to gain loss statistics from our experience with these acquired operations and additional data becomes available. While Internet-based loans do have higher charge-off percentages than in-store originated consumer loans, the customer profiles, and the terms of the loans, are similar. We do not pool the Internet-based and in-store originated consumer loans for purposes of measuring the impairment on each loan portfolio. We separately calculate our allowance for loan loss for our Internet-based loans versus our in-store loans because the loss experience is different for each pool of receivables. However, the methodologies are substantially similar, and as described in our “Summary of Significant Accounting Policies” footnote to our financial statements as filed in our Form 10-K for the year ended June 30, 2011, are based on historical loss data. As we continue to gain loss experience for our Internet-based lending portfolio, we have determined that the channel itself presents a risk characteristic that is significant enough to provide disclosure as a separate class of loans receivable and will begin to provide such disclosure with our Form 10-Q for the period ending March 31, 2012.

Note 6. Financing Receivables, page 85

9.	We note that the amount of charge-offs and recoveries associated with your consumer loan portfolio as disclosed on page 86 (i.e., $72.9 million of charge-offs and $16.0 million of recoveries for the year ended June 30, 2011) differs from that disclosed on page 61 (i.e., 217.2 million of charge-offs and $162.1 million of charge-offs for the year ended June 30, 2011). Please explain and revise future filings as necessary.

Prior to our adoption of ASU 2010-20, we provided supplemental statistical data around our consumer loan portfolio, including charge-offs and recovery information. The methodology we used to present this information included showing all items returned unpaid by the customer’s bank as being a charge-off, and all subsequent repayments received related to the returned item were disclosed as a recovery. We had historically provided this information in this format because it demonstrated to the reader the results of our collection efforts. When we adopted ASU 2010-20 for the quarter ended December 31, 2010, we provided the required allowance roll-forward detail where charge-offs represent the loan balances that we have written-off (i.e., the loan and the related allowance are no longer included on the balance sheet) and any collections related to the written-off balances are shown as recoveries. Effective with our Form 10-Q for the period ended December 31, 2011, we removed the consumer loan charge-off and recovery information from the Supplemental Statistical Data table to avoid any confusion related to the use of two different presentation methods.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

10.	We note your increased focus on Internet-based lending and recent acquisitions in this lending space. Given your disclosures surrounding the impact of Internet-based lending on your increased consumer lending revenues and its consideration in your determination of loan loss provisions, please tell us and revise future filings to provide an enhanced discussion of short-term single payment consumer loans offered via the Internet and mobile phone technologies. Consider discussing the typical customers for these loans, loan terms and features, underwriting, regulatory environment for these loans comparing and contrasting to consumer loans that are offered in your retail financial service locations. Specifically address whether origination standards are different for Internet and mobile phone originated loans compared to loans originated in your retail financial service locations and discuss any increased risk associated with this activity.

Our disclosure in Management’s Discussion and Analysis of our Form 10-Q for the period ended December 31, 2011 related to this comment was:

“The higher loan loss provision was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the United Kingdom and Scandinavia, which typically carry higher loan losses, but lower overall operating costs than our store based businesses.”

A leading factor related to the higher loan losses noted in our comment is the significant growth of our Internet-based loan portfolio which is directly related to the number of new customers in that element of our business. Loans made to newer customers tend to carry higher loss rates until our level of experience (i.e., knowledge of customer behavior) with the customer increases. The performance of our in-store loans as compared to our Internet-based loans is predominantly driven by the experience levels of the two businesses. The in-store base is largely a more mature short term portfolio where a predominant number of customers have a longer-term relationship with our retail locations. Aside from the impact of some minor procedural and demographic differences, the behavior of the customer, and therefore the related risk, becomes similar after there is a longer on-going relationship with customer. The difference in origination standards between in-store and Internet-based loans is in essence a function of the extent of customer contact. In the case of in-store loans, there is more of an opportunity for direct contact with our customer, even to the point that the customer may visit our retail locations to take advantage of other services that we offer. However, we would not characterize the origination process as being substantially different between the two types of loans.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We note your request to discuss the typical Internet customer, loan terms and features, underwriting and regulatory environment in comparison to the in-store loans offered in our retail locations. We believe that this type of disclosure is more appropriately included under “Item 1 – Business” in our Annual Report on Form 10-K and as noted in response to comment 8 above, we intend to update our future disclosures associated with our Internet-based lending activities. To the extent that there are any direct trends or impacts (as noted in the preceding paragraph) related to the operating results reported for in-store versus Internet lending activities, we will include that commentary in our Management’s Discussion and Analysis.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

11.	Please provide to us and undertake to revise, consistent with Item 402(b)(2)(xiv) and Instruction 1, the disclosure on page 28 relating to the peer group you designed and used to benchmark your executive compensation including the following:

•	disclose the bases on which you selected companies to be part of your peer group;

•

explain the reasons why most of the issuers you selected to be in your peer group are not in the same industry or line of business as you and do not serve your customers and explain why you base the amount of compensation you pay to your executives on the compensation paid to executives of higher end American retail fashion companies such as Aeropostal, Chicos, J. Crew and Talbotts; and

•

explain the reasons you chose to develop one peer group for purposes of determining the amount of compensation to pay to your executives and a completely different peer group (consisting of five financial services companies) to compare your return to shareholders (on page 30 of your Form 10-K).

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We believe that we are unique among the group that is traditionally deemed to be our industry peers due to several factors, including the array of products that we offer, the various platforms through which we offer those products, and the several geographical markets in which we operate our businesses. Over the past two years, we have rapidly expanded our retail footprint in the United Kingdom by opening over 100 new storefront locations, acquiring the largest Internet-based providers of short-term single-payment consumer loans in both the United Kingdom and Finland, and became what we believe to be the largest pawn lender in Europe by expanding our pawn offerings in the United Kingdom and acquiring the largest pawn lender in Scandinavia.

Because of the relative diversity of our operations, and the rapid expansion of our operations through acquisitions and organic growth, we and our current executive compensation consulting firm, Exequity, which our Human Resources and Compensation Committee engaged in our fiscal year ended June 30, 2011, assembled the peer group identified on page 28 of our proxy statement on Schedule 14A filed with the SEC on October 13, 2011, which we refer to as the Current Peer Group, in order to provide a range of pay benchmarking information from a group of companies that we believe to collectively represent the breadth of our operations.

The portion of the Current Peer Group designated as “Industry Peers” consists of a group of eight similarly sized U.S.-based corporations having relatively similar operational dynamics to those of the Company. Although each of these “Industry Peer” companies either offers products, or caters to a customer demographic base, similar to ours, none of the “Industry Peer” companies maintains a combination of geographical and product offerings and platforms comparable to that of the Company. Nevertheless, because of the similarities in customer base and products, we have historically included the Industry Peers in our compensation peer group.

We, however, believe that given our retail focus, international operations and growth strategy, we have more sophisticated management needs than our traditionally defined industry peers. Furthermore, we believe that a broader consumer/retail services peer group is frequently more reflective of the companies with which we compete for executive and management talent than our industry peers.

For several years, our Human Resources and Compensation Committee has concluded that a broader consumer and retail services peer group is more representative of the caliber of executive and management talent needed to manage a high growth, multi-location, multi-product and multi-national business such as ours. For fiscal 2011, several new retailers, such as Chicos, J. Crew and Talbots, were added to our peer group, primarily due to the significant operational and structural similarities of those companies to us, including brick and mortar store networks and strong Internet presences with themed branding strategies. Although, as the Staff notes in its comment, several of the retailers in the Current Peer Group may service a different customer demographic than our various businesses, we believe that a broader peer group better reflects our focus on our sizeable retail and Internet operations and that we compete with such businesses for executive and management talent having the skills and experience appropriate for our current and potential future operations. Conversely, we do not believe that employment with most of the Industry Peers provides the experience and skills necessary for our present and future needs.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

We undertake to provide in future filings enhanced disclosure of our reasons for selecting the members of compensation benchmarking peer group on a basis that is substantively similar to the foregoing disclosure.

Item 201(e) of Regulation S-K requires us to provide a comparative presentation of shareholder return from an investment in our equity relative to (i) a published industry or line-of-business index, or, in the absence of such an index, (ii) peer issuer(s) selected in good faith. To our knowledge, there is not a currently available published industry or line-of-business index covering our industry. As a result, we have created a group of peers with which we are commonly identified by the investment community for the purpose of creating the stock performance graph required to be filed with our Form 10-K. As noted above, we include retail companies in our compensation benchmarking peer group largely because we believe that retailers, and not industry peers, reflect operational and structural similarities to the Company—and because we believe that we compete with retail companies, more than industry peers, when hiring for executive and management level positions with the Company. We, however, believe that investors likely find the comparison of our return on equity relative to that of our industry peers to be most relevant.

12.	As we requested in comment one of our letter to you dated, May 6, 2011, please provide to us and undertake to revise your discussion of annual bonuses (consistent with Item 402(b)(2)(v) and Regulation S-K Compliance and Disclosure Interpretation 118.04) to clarify the performance targets, such as the company-wide EBIDTA targets referred to in footnote 4 of your on page 19, used in determining cash incentive compensation for your named executive officers. Please provide to us and undertake to revise your summary compensation table on page 32 to disclose cash bonus awards in the column so designated instead of including such bonuses under the column entitled “Non-equity Incentive Plan Compensation.”

Set forth in Exhibit A to this letter is a discussion of our annual cash bonuses paid to our named executive officers based on the disclosure on such matter included in our proxy statement on Schedule 14A filed on October 13, 2011, revised to provide specific disclosure of the company-wide and other adjusted EBITDA targets used to determine such annual cash bonus payments. Set forth an Exhibit B to this letter are the Summary Compensation Table and Grant of Plan Based Awards disclosures reflecting the Staff’s request that we include the cash bonus awards paid to named executive officers in the column entitled “Bonus ($)” rather than in the column entitled “Non-equity Incentive Plan Compensation”, in each case as if such disclosures had been included in the Proxy Statement on October 13, 2011, the date on which our proxy statement was filed with the Securities and Exchange Commission. We undertake to provide substantively similar disclosure in our future proxy statements.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

13.	Please provide to us and undertake to revise your discussion on pages 41-43 relating to substantial increases in the amount of compensation to be paid to your Chairman and CEO Mr. Weiss to comply with Item 402(b) and Instructions 2 and 3 including the following:

•	at the outset of your discussion, disclose the range in the dollar value of total compensation for each year of the agreement and the percentage of increase from the previous year; and

•	with regard to each element of compensation, disclose the dollar and percentage amount of increase from the previous year.

In response to the Staff’s comment, set forth below is additional disclosure with respect to the new agreement with Mr. Weiss relative to our prior agreement with Mr. Weiss. We undertake to provide disclosure of a substantively similar nature in our proxy statement for our next annual meeting.

Set forth in the table below is a comparison of the salary, bonuses and long term compensation awards to which Mr. Weiss is entitled under the terms of the employment agreement he entered into with us on September 7, 2011, which we refer to as the 2011 Weiss Agreement, compared to the salary, bonuses and long term compensation awards to which Mr. Weiss was entitled during our fiscal year ended June 30, 2011 under the terms of Mr. Weiss’ prior employment agreement with us dated October 30, 2009, which we refer to as the 2009 Weiss Agreement.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

	Septe	Septe	Septe	Septe	Septe	Septe	Septe	Septe	Septe
	2009 Weiss Agreement	2011 Weiss Agreement
	Fiscal 2011	Fiscal 2012	Percentage Increase over Prior Year	Fiscal 2013	Percentage Increase over Prior Year	Fiscal 2014	Percentage Increase over Prior Year	Fiscal 2015	Percentage Increase over Prior Year
Salary	$985,000	$1,000,000	1.5%	$1,000,000	0.0%	$1,000,000	0.0%	$1,000,000	0.0%
Annual Bonus (1)	$1,231,250	$1,250,000	1.5%	$1,250,000	0.0%	$1,250,000	0.0%	$1,250,000	0.0%
Long Term Incentive Compensation (2)	$985,000	$3,000,000	204.6%	$3,000,000	0.0%	$3,000,000	0.0%	$3,000,000	0.0%
Supplemental Cash Bonus (3)	$985,000	—	—	—	—	$1,000,000	—	$1,000,000	0.0%
Supplemental Restricted Stock Award(4)	—	—	—	$4,200,000	—	—	—	—	—

Total	$4,186,250	$5,250,000	25.4%	$9,450,000	80.0%	$6,250,000	-33.9%	$6,250,000	0.0%

(1)	Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus of 175% of his base salary. Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive an annual target cash bonus equal to 125% of his base salary, with the ability to receive a maximum bonus of 250% of his base salary. For the purposes of this table, we have assumed that Mr. Weiss earns the annual target cash bonus amount, or 125% of his base salary for each fiscal year.

(2)	The amounts shown in this row reflect (i) the aggregate grant date fair value for stock and options awards, in accordance with ASC Topic 718, in each case pursuant to our equity compensation plans, and (ii) the full value of the long term cash incentive vesting, to which Mr. Weiss was entitled to receive under the 2009 Weiss Agreement and which he has, or will be entitled to, receive under the 2011 Weiss Agreement. Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive an annual award under our long term incentive compensation plan in an amount equal to 100% of his then current base salary. Under the terms of the 2011 Weiss Agreement, Mr. Weiss received an award under our long term incentive plan having a grant date value, determined in accordance with United States generally accepted accounting principles, of $6,000,000, one half of which constitutes an award with respect to fiscal 2012 and the other half of which constitutes an award with respect to fiscal 2013. For fiscal years beginning on and after June 30, 2013, Mr. Weiss is entitled to receive long term incentive compensation with an annualized aggregate grant date value of at least $3,000,000.

Mr. John P. Nolan

Securities and Exchange Commission

March 19, 2012

(3)	Under the terms of the 2009 Weiss Agreement, Mr. Weiss was entitled to receive a cash bonus in the amount of 100% of his then current base salary in recognition of his efforts to assist us in planning for the succession his chief executive officer position. Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive supplemental cash bonus awards of $1,000,000 on each of December 31, 2013 and December 31, 2014, provided that he remains employed by us on such dates.

(4)	Under the terms of the 2011 Weiss Agreement, Mr. Weiss is entitled to receive on July 2, 2012 a supplemental restricted stock unit award with a grant date value of $4,200,000. Such restricted stock units will vest in substantially equal monthly installments on the last day of each month beginning on July 31, 2012 and ending on December 31, 2014, provided that Mr. Weiss is employed by us on such dates.

* * * * * * *

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, DFC GLOBAL CORP.

By:	/s/ William M. Athas
William M. Athas Senior Vice President—Finance, Chief Accounting Officer and Corporate Controller

Exhibit A

Annual Cash Bonuses

As described on page 20 of this proxy statement, the fiscal 2011 annual cash bonuses payable to each our named executive officers, as well as our other officers and key personnel who participated in our management bonus plan, were determined by the extent to which we, on a consolidated basis, and, in the case of Messrs. Franchuk and Piccini, our Canadian and U.K. operations, respectively, achieved predetermined levels of Adjusted EBITDA, as further defined below, for fiscal 2011.

For the purposes of calculating the performance targets by which annual bonuses for our named executive officers and our other officer and key employees who participated in our management bonus program are determined, we define Adjusted EBITDA as earnings before interest expense, income tax provision, depreciation and amortization, stock-based compensation expense, loss on store closings, litigation settlements, unrealized foreign exchange (gain) loss, loss (gain) on derivatives not designated as hedges, loss on extinguishment of debt, and acquisition costs. We make additional adjustments for purposes of calculating annual bonuses such that the foreign exchange rates in effect at the time the target Adjusted EBITDA was determined are used in computing the actual Adjusted EBITDA for the year.

In addition to using Adjusted EBITDA to determine annual bonuses, we have historically presented Adjusted EBITDA to the investment public in the form of prospective earnings guidance and historical results as an indication of operating performance, as well as to illustrate our ability to service our future debt and capital expenditure requirements.

Each of our named executive officers was entitled to receive a stated percentage of his base salary as a bonus to the extent that we satisfied the applicable Adjusted EBITDA target(s) for fiscal 2011. The target annual bonus award for each of Messrs. Weiss, Underwood and Miller was dictated by his respective employment agreement in effect at the end of fiscal 2011. Each of our other named executive officers, Messrs. Franchuk and Piccini, was eligible to receive a fiscal 2011 annual cash incentive award in accordance with our management bonus program, in which our other officers and key personnel also participated for fiscal 2011.

For fiscal 2011, the Committee set the consolidated Adjusted EBITDA target for the Company at $210.0 million, the target Adjusted EBITDA for our Canadian retail operations at CDN 135.6 million, and the target Adjusted EBITDA for our U.K. operations at GBP 53.5 million. We refer to these target Adjusted EBITDA amounts as the Target Amounts.

Our named executive officers were only entitled to receive their respective annual cash bonus, which we refer to as the Target Bonus, for fiscal 2011 if we achieved 90% of the applicable Adj1usted EBITDA target, or $189.0 million in Adjusted EBITDA on a consolidated basis, and CDN 122.3 million in Adjusted EBITDA for our Canadian operations and GBP 48.2 million in Adjusted EBITDA for our U.K. operations, which we refer to as the Lower Thresholds. To the extent the applicable Adjusted EBITDA for fiscal 2011 was above the corresponding Lower Threshold but less than the applicable Target Amount, the named executive officer was entitled to a Target Bonus determined based on linear interpolation between such amounts. Each named executive officer was also eligible to receive an additional bonus, which we refer to as the Stretch Bonus, to the extent that the applicable actual Adjusted EBITDA exceeded the applicable Target Amount, with the additional Stretch Bonus amount determined based on linear interpolation between such Target Amount and the actual Adjusted EBITDA up to the Stretch Bonus maximum Adjusted EBITDA. For fiscal 2011, the maximum Stretch Bonus Adjusted EBITDA was $220.5 million on a consolidated basis, CDN 149.2 million with respect to our Canadian operations and GBP 58.9 million with respect to our U.K. operations.

The table set forth below summarizes the annual cash Target Bonus and Stretch Bonus opportunities for each of our named executive officers for fiscal 2011 as required by employment agreement with respect to Messrs. Weiss, Underwood and Miller, or as approved by the Committee under our management bonus program with respect to Messrs. Franchuk and Piccini:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Target Bonus Opportunity		Stretch Bonus Opportunity		Total Bonus Opportunity for
	as a Percentage of Salary		as a Percentage of Salary		Fiscal 2011
	Business	Company	Business	Company		Amount
	Unit	Consolidated	Unit	Consolidated	% of Base	in Local
Executive	EBITDA	EBITDA	EBITDA	EBITDA	Salary	Currency
Jeffrey A. Weiss	N/A	125%	N/A	50%	175%	$1,723,750
Randy Underwood	N/A	90%	N/A	90%	180%	$909,000
Norman Miller	N/A	90%	N/A	90%	180%	$909,000
Sydney Franchuk	60%	—	60%	—%	120%	CDN 480,000
Silvio Piccini	40%	10%	32.5%	17.5%	100%	$305,000

Our actual consolidated Adjusted EBITDA, adjusted for currency rates consistent with those used to determine the consolidated Target Amount, for fiscal 2011 was $221.0 million, and the Adjusted EBITDA for our Canadian and U.K. business units for fiscal 2011 was CDN 140.4 million and GBP 52.7 million, respectively.

A-1

Based upon the metrics described above and our financial results for fiscal 2011, the Committee determined that the following cash Target Bonuses and Stretch Bonuses were earned by our named executive officers for fiscal 2011, which are also reflected in the “2011 Summary Compensation Table” below:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Target Bonus Achieved as a		Stretch Bonus Achieved		Total Bonus Achieved for
	Percentage of Salary		as a Percentage of Salary		Fiscal 2011
		Company		Company
	Business	Consolidated	Business	Consolidated		Amount
	Unit	EBITDA	Unit	EBITDA	% of Base	In Local
Executive	EBITDA	Results	EBITDA	Results	Salary	Currency

Jeffrey A. Weiss	N/A	125%	N/A	50%	175%	$1,723,750
Randy Underwood	N/A	90%	N/A	90%	180%	$909,000
Norman Miller	N/A	90%	N/A	90%	180%	$909,000
Sydney Franchuk	60%	—%	21.279%	—	81.279%	CDN 325,115
Silvio Piccini	40%	10%	3.08%	17.5%	70.58%	$215,026

A-2

Exhibit B

Summary Compensation Table

The following table sets forth summary information concerning compensation of our principal executive officer and principal financial officer and each of the next three most highly compensated current executive officers whose total compensation (excluding any compensation as a result of a change in pension value and non-qualified deferred compensation earnings) exceeded $100,000 during fiscal 2011. We refer to these persons in this proxy statement as our named executive officers.

	0000		0000			0000			0000		0000		0000			0000			0000		0000
Name and Principal Position	Year	Salary ($)			Bonus ($)			Stock Awards ($)(2)		Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)			Change in Pension Value and Nonqualified Deferred Compensation Earnings			All Other Compensation ($)(24)		Total ($)
Jeffrey A. Weiss, Chairman of the Board and Chief Executive Officer	2011 2010 2009	$ $ $	985,000 985,000 882,692		$ $ $	2,708,750 1,723,750 911,520	(4) (4) (4)	$ $	— 1,460,702 907,534	$ $	— 495,125 226,885		$131,333 — —	(5)	$ $ $	1,043,074 618,941 1,335,537	(23) (23) (23)	$ $ $	205,413 193,592 198,586	$ $ $	5,073,570 5,477,110 4,462,754
Randy Underwood, Executive Vice President and Chief Financial Officer	2011 2010 2009	$ $ $	505,000 451,923 445,000	(1) (1) (1)	$ $ $	909,000 909,000 365,114	(6) (6) (6)	$ $	— 584,947 300,000	$ $	— 306,471 138,381	$ $ $	263,618 265,983 180,000	(7) (8) (9)	$	— 471,457 —	(23)	$ $ $	128,083 125,169 187,398	$ $ $	1,805,701 3,114,950 1,615,893
Norman Miller, Executive Vice President and Chief Operating Officer	2011 2010 2009	$ $ $	505,000 450,000 450,000	(1) (1) (1)	$ $ $	909,000 720,000 369,216	(10) (10) 10)	$ $	— 584,947 300,000	$ $	— 306,471 138,381	$ $ $	263,618 265,983 180,000	(11) (12) (13)		— — —		$ $ $	22,550 22,380 21,750	$ $ $	1,700,168 2,349,781 1,459,347
Sydney Franchuk, Executive Vice President and Chairman- National Money Mart Company (14)	2011 2010 2009	$ $ $	414,800 369,907 358,269		$ $ $	324,952 445,336 99,250	(15) (15) (15)	$	— 146,003 —	$	— 76,494 —	$ $ $	77,825 113,484 92,000	(16) (17) (18)		— — —		$ $ $	35,689 33,778 31,204	$ $ $	853,266 1,185,002 580,723
Silvio Piccini, Senior Vice President and Managing Director – United Kingdom Operations (25)	2011 2010 2009	$ $ $	304,700 275,000 291,712		$ $ $	215,026 275,000 228,107	(19) (19) (19)	$ $	— 225,695 127,497	$ $	— 118,442 58,811	$ $ $	102,684 126,393 32,000	(20) (21) (22)		— — —		$ $ $	656,692 342,953 233,893	$ $ $	1,279,102 1,363,483 972,020

(1)	Includes salary deferred by the named executive officer under our Deferred Compensation Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement.

(2)	The amounts shown in this column reflect the aggregate grant date fair value for stock awards granted in fiscal 2009, fiscal 2010 and fiscal 2011, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2009, fiscal 2010, and fiscal 2011, respectively.

(3)	The amounts shown in this column reflect the aggregate grant date fair value for option awards granted in fiscal 2009, fiscal 2010 and fiscal 2011, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2009, fiscal 2010, and fiscal 2011, respectively.

(4)	Consists of (i) for fiscal 2011, (x) $1,723,750 cash bonus award pursuant to our annual cash bonus program, and (y) the payment of the $985,000 cash award under the terms of Mr. Weiss’ employment agreement, (ii) for fiscal 2010, a $1,723,750 cash bonus award pursuant to our annual cash bonus program, and (iii) $911,520 cash bonus award pursuant to our annual cash bonus program.

(5)	Consists of the vesting and payment of $131,333 of the $394,000 long-term cash incentive awarded in fiscal 2011.

(6)	Consists of (i) for fiscal 2011, $909,000 cash bonus award pursuant to our annual cash bonus program, (ii) for fiscal 2010, a $909,000 cash bonus award pursuant to our annual cash bonus program, and (iii) for fiscal 2009, a $365,114 cash bonus award pursuant to our annual cash bonus program.

(7)	Consists of (i) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011, (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive granted in fiscal 2009. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving our fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2011 and, accordingly, these awards vested.

(8)	Consists of (i) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account and (v) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(9)	Consists of (i) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(10)	Consists of (i) for fiscal 2011, a $909,000 cash bonus award pursuant to our annual cash bonus program, (ii) for fiscal 2010, a $720,000 cash bonus award pursuant to our annual cash bonus program, and (iii) for fiscal 2009, a $369,216 cash bonus award pursuant to our annual cash bonus program.

(11)	Consists of (i) the vesting and payment of $97,635 of the $292,905 long-term cash incentive awarded in fiscal 2011, (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive granted in fiscal 2009. The $97,635 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving our fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of our long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2011 and, accordingly, these awards vested.

(12)	Consists of (i) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(13)	Consists of (i) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to the Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving the fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(14)	The dollar amounts shown for cash payments made to Mr. Franchuk were converted to U.S. dollars from Canadian dollars using the exchange rate on the last business day of the applicable fiscal year. On that basis, for fiscal 2010, CDN1.00 was equal to $1.037.

(15)	Consists of (i) for fiscal 2011, a $324,952 cash bonus award pursuant to our annual cash bonus program, (ii) for fiscal 2010, a $445,336 cash bonus award pursuant to our annual cash bonus program, and (iii) a $99,250 cash bonus award pursuant to our annual cash bonus program.

(16)	Consists of (i) the vesting and payment of $24,341 of the $73,024 long-term cash incentive awarded in fiscal 2011, (ii) the vesting and payment of $21,484 of the $64,453 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive granted in fiscal 2009. The $24,341 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving our fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $21,484 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2011 and, accordingly, these awards vested.

(17)	Consists of (i) the vesting and payment of $21,484 of the $64,453 long-term cash incentive awarded in fiscal 2010, (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iv) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $21,484 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to the Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(18)	Consists of (i) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (ii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iii) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving the fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(19)	Consists of (i) for fiscal 2011, a $215,026 cash bonus award pursuant to our annual cash bonus program, (ii) for fiscal 2010, a $275,000 cash bonus award pursuant to our annual cash bonus program, and (iii) for fiscal 2009, a $228,107 cash bonus award pursuant to our annual cash bonus program.

(20)	Consists of (i) the vesting and payment of $36,291 of the $108,874 long-term cash incentive awarded in fiscal 2011, (ii) the vesting and payment of $34,393 of the $103,180 long-term cash incentive awarded in fiscal 2010, and (iii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive granted in fiscal 2009. The $36,291 portion of the long-term cash incentive was awarded effective July 1, 2010 and was conditioned upon achieving our fiscal 2011 annual EBITDA target and/or strategic objectives as established by our board of directors. The $34,393 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2011 and, accordingly, these awards vested.

(21)	Consists of (i) the vesting and payment of $34,393 of the $103,180 long-term cash incentive awarded in fiscal 2010, (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant’s account, and (iv) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $34,393 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to the Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(22)	Consists of the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, this award vested.

(23)	This amount reflects the present value of the Capstone Award and Incremental Capstone Award contained in the 2009 Weiss Agreement, described under “— 2009 Weiss Agreement” below, and the Retention Bonus and Incremental Retention Bonus contained in the 2010 Underwood Agreement, described under “— 2010 Underwood Agreement” below, as if such individuals retired as of June 30, 2011 and December 31, 2012, respectively (which are the dates upon which they first become eligible for the respective awards). In fiscal 2009, only the change in the present value of the Capstone Award is reflected in the table for Mr. Weiss. For fiscal 2009, there was no change in the present value of the Retention Bonus for Mr. Underwood. In fiscal 2010, pursuant to the terms of the 2009 Weiss Agreement and the 2010 Underwood Agreement, Mr. Weiss is also entitled to an Incremental Capstone Award and Mr. Underwood is entitled to an Incremental Retention Bonus. In fiscal years 2010 and 2011, the amount for Mr. Weiss represents the change in the present value of the Capstone Award and the present value of the Incremental Capstone Award and the amount for Mr. Underwood represents the present value of the Incremental Retention Bonus.

(24)	Includes the following additional compensation:

	September 30,		September 30,		September 30,			September 30,			September 30,		September 30,		September 30,
Name	Year	401(k) Match		Retirement Plan Contributions			Vesting of a Special Retention Bonus			Discretionary Deferred Compensation Contributions		Life Insurance(b)		Perquisites(d)
Jeffrey A. Weiss	2011 2010 2009	$ $ $	8,616 8,205 9,469		— — —			— — —		$	— 1,595 —	$ $ $	132,570 130,850 129,160	$ $ $	64,227 52,942 59,957
Randy Underwood	2011 2010 2009	$ $ $	8,134 8,123 8,752		— — —		$	— — 66,600	(c)	$ $	1,666 1,678 —	$ $ $	7,110 6,510 6,060	$ $ $	111,173 108,858 105,986
Norm Miller	2011 2010 2009	$ $ $	2,385 2,370 4,563		— — —			— — —		$ $ $	5,865 5,880 3,207	$ $ $	2,300 2,130 1,980	$ $ $	12,000 12,000 12,000
Sydney Franchuk	2011 2010 2009		— — —	$ $ $	26,218 25,166 22,864	(a) (a) (a)		— — —			— — —		— — —	$ $ $	9,471 8,612 8,340
Silvio Piccini	2011 2010 2009		— — —		— — —			— — —			— — —		— — —	$ $ $	656,692 342,953 233,893

(a)	This amount represents our annual contribution, equal to ten percent of his base salary, to Mr. Franchuk’s personal “registered” retirement plan, a form of tax favored retirement arrangement under Canadian law.

(b)	Consists of premiums paid by us for life insurance for which we are not the named beneficiary under this policy.

(c)	Mr. Underwood was granted a special retention bonus on July 13, 2007 of which one-third vested upon issuance, one-third vested as of June 30, 2008 and one-third vested as of June 30, 2009. The disclosed amount reflects the portion of the award vested as of June 30, 2009.

(d)	Includes the following perquisites:

	September 30,		September 30,		September 30,		September 30,		September 30,		September 30,
Name	Year	Automobile(i)		Country Club(ii)		Housing Allowance (iii)		Benefits Allowance(iv)		Personal Expenses
Jeffrey A. Weiss	2011 2010 2009	$ $ $	2,754 1,510 1,325	$ $ $	46,855 34,523 39,951		— — —		— — —	$ $ $	14,618 16,909 18,681	(v) (v) (v)
Randy Underwood	2011 2010 2009	$ $ $	24,000 24,000 24,000		— — —	$ $ $	36,000 36,000 36,000	$ $ $	51,173 48,858 45,986		— — —
Norm Miller	2011 2010 2009	$ $ $	12,000 12,000 12,000		— — —		— — —		— — —		— — —
Sydney Franchuk	2011 2010 2009	$ $ $	9,471 8,612 8,340		— — —		— — —		— — —		— — —
Silvio Piccini	2011 2010 2009	$ $ $	8,686 10,436 9,967		— — —	$ $ $	74,340 76,143 80,737		— — —	$ $ $	573,666 256,374 143,189	(vi) (vii) (viii)

(i)	Includes the personal benefits associated with the use of a car paid by us in the case of Messrs. Weiss, Franchuk and Piccini. In calculating these benefits, we took the annual cost of the car to us (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percent of personal use claimed by the executive. Messrs. Underwood and Miller received an annual car allowance for the amounts shown.

(ii)	Includes the personal benefits associated with the use of country club memberships paid by us. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percent of personal use claimed by the executive.

(iii)	Messrs. Underwood and Piccini receive a monthly housing allowance.

(iv)	Mr. Underwood receives a monthly benefits allowance for the reimbursement of life and long-term disability insurance premiums and in 2008, 2009 and 2010 a tax gross-up allowance for allowances received.

(v)	Represents personal tax and legal services paid by us.

(vi)	Represents a tuition allowance for Mr. Piccini’s children of $34,847 and foreign tax reimbursement of $538,819. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll and income taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

(vii)	Represents a tuition allowance for Mr. Piccini’s children of $35,692 and foreign tax reimbursement of $220,682. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll and income taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

(viii)	Represents a tuition allowance for Mr. Piccini’s children of $44,550 and foreign tax reimbursement of $98,639. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll and income taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

(25)	Effective June 30, 2011, Mr. Piccini terminated his employment with us.

Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to our named executive officers for fiscal 2011 and, with respect to non-equity incentive plan awards, represents the threshold, target and maximum payouts designated under our annual bonus plans discussed above under “— Compensation Discussion and Analysis”.

		September 30,			September 30,			September 30,		September 30,	September 30,	September 30,	September 30,
Name	Estimated Future Payments Under Non-Equity Incentive Plan Awards									All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
	Threshold			Target			Maximum
	($)			($)			($)

Jeffrey A. Weiss	$ $	131,333 985,000	(1) (2)	$ $	394,000 985,000	(1) (2)	$ $	394,000 985,000	(1) (2)	— —	— —	— —	— —
Randy Underwood		$97,635	(1)		$292,905	(1)		$292,905	(1)	—	—	—	—
Sydney Franchuk		$24,341	(1)		$73,024	(1)		$73,024	(1)	—	—	—	—
Norman Miller		$97,635	(1)		$292,905	(1)		$292,905	(1)	—	—	—	—
Silvio Piccini		$36,291	(2)		$108,874	(2)		$108,874	(2)	—	—	—	—

(1)	Includes the threshold, target and maximum payouts designated under the long-term cash component of our long-term incentive plan. For a discussion of the terms of our long term incentive plan and the amounts earned thereunder by the named executive officer during fiscal 2011, see “— Compensation Discussion and Analysis — Long-Term Incentive Compensation” above.

(2)	Includes the fiscal 2011 threshold, target and maximum payouts designated under Mr. Weiss’ cash award program. For a discussion of the terms of Mr. Weiss’ cash award program and the amounts earned thereunder by Mr. Weiss during fiscal 2011, see “— Compensation Discussion and Analysis — Other Compensation” above.